

September 13, 2023

Kenneth Stillwell
Chief Financial Officer
Pegasystems Inc.
One Main Street
Cambridge, MA 02142

> **Re: Pegasystems Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Filed February 15, 2023**
> **Form 10-Q for the Three Months Ended June 30, 2023**
> **Filed July 26, 2023**
> **File no. 001-11859**

Dear Kenneth Stillwell:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K filed February February 15, 2023

Exhibit 99.1
Reconciliation of Selected GAAP and Non-GAAP Measures, page 8

1.   Regarding the calculation of your non-GAAP measure "Net Income - non-GAAP," tell us why you believe legal fees do not represent normal recurring expenses. Please refer to the guidance in Question 100.01 of the Division's C&DIs on non-GAAP financial measures.

Form 10-K for the Year Ended December 31, 2022, filed February 15, 2023

Performance metrics
Free Cash Flow, page 27

2.   Your calculation of free cash flow differs from the typical calculation of this measure (i.e.,

cash flows from operations less capital expenditures). In order to avoid potential confusion, please revise the title of your non-GAAP measure to adjusted free cash flow or something similar. Refer to Question 102.07 of the Division's Non-GAAP Compliance and Disclosure Interpretations. Please also apply this comment to your future quarterly earnings releases filed under Form 8-K.

3. Tell us and disclose why you believe it is appropriate to present Free Cash Flow as a performance measure rather than a liquidity measure.

4. We note that your measure of free cash flows excludes legal fees, interest on convertible senior notes, capital advisory fees, and sales and marketing event cancellation fees. Tell us how you considered Item 10(e)(ii)(A) of Regulation S-K, which prohibits the exclusion of charges or liabilities that require, or may require, cash settlement from a liquidity measure. Please explain or revise to remove such adjustments.

5. Regarding your presentation of free cash flow margin, disclose with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP. Refer to Item 10(e)(i)(A) of Regulation S-K and Question 102.10 of the Division's C&DIs on non-GAAP financial measures. You should also provide a reconciliation with this directly comparable GAAP financial measure pursuant to Item 10(e)(i)(B) of Regulation S-K.

Gross profit, page 28

6. Explain for us how "an increase in consultant availability" decreased the gross profit percentage of your already narrow consulting gross margin.

Consolidated Financial Statements
Consolidated Balance Sheets, page 38

7. Based upon the disclosure in Note 4, it appears you classified within current assets unbilled receivables of $213,719 based upon an expected billing date of 1 year or less. While your expectation of billing may be within one year, the expected timing of collection is not clear. Please clarify your disclosure and advise us. Also, if applicable, explain why the anticipated timing of collection of unbilled receivables is not your basis for classification within current assets.

8. Indicate on the face of your balance sheet that accounts receivable and unbilled receivables are net of an allowance for doubtful accounts or advise us. You should disclose the allowance amounts, if applicable. Refer to Rule 5-02.4 of Regulation S-X.

Note 2. Significant Accounting Policies
Revenue, page 43

9. Please clarify what performance obligations are satisfied but not billed and advise us. You should expand the disclosure in the table on page 44, under the heading "When payment is typically due," to fully address all types of unbilled revenues. Also, indicate in

the disclosure at the bottom of page 44 and elsewhere, where applicable, the nature of the revenues where "recognition timing differs from the timing of payment due to extended payment terms or fees that are non-proportional to the associated usage of software licenses."

Form 10-Q for the Three Months Ended June 30, 2023

Business Overview
Performance Metrics
Annual contract value (ACV), page 21

10. Tell us and clarify in your disclosure how you changed your ACV calculation methodology for maintenance and all contracts less than 12 months. Explain how the new methodology aligns with other contract types. Quantify how previously disclosed ACV amounts have been updated.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352, or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Efstathios Kouninis